# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chilean Cobalt Corp., CIK 0001727255
CUSIP: 168880102
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 1199 Lancaster Ave, Suite 107, Berwyn, Pennsylvania (PA), 19312
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001032383

## Reporting persons
- Glencore International AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,250,000; sole dispositive power 0; shared dispositive power 3,250,000; aggregate amount beneficially owned 3,250,000 (5.6% of the class)
- Glencore plc: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,250,000; sole dispositive power 0; shared dispositive power 3,250,000; aggregate amount beneficially owned 3,250,000 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Chilean Cobalt Corp.
Address of issuer's principal executive offices: 1199 Lancaster Ave, Suite 107 Berwyn, Pennsylvania , 19312

## Item 2. Person Filing
Name of person filing: Steven Kalmin
Address of principal business office or, if none, residence: Baarermattstrasse 3, Baar, Switzerland, CH-6340
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,250,000
Percent of class: 5.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,250,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,250,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement, dated May 22, 2026, between Glencore plc and Glencore International AG relating to the filing of a joint statement on Schedule 13G
Power of Attorney of Glencore International AG
Power of Attorney of Glencore plc

## Signatures
- Glencore International AG: /s/ John Burton/Authorised Signatory, John Burton/Authorised Signatory (05/22/2026)
- Glencore plc: /s/ John Burton/Authorised Signatory, John Burton/Authorised Signatory (05/22/2026)